OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Orange Marmalade, Inc.

3708 S. Clyde Morris Blvd
#1308
Port Orange, FL 32129

https://www.orangemarmaladeinc.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 shares of Common Stock ($100,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock ($10,000)

Company	Orange Marmalade, Inc.
Corporate Address	3780 S. Clyde Morris Blvd. #1308, Port Orange FL 32129
Description of Business	Orange Marmalade, Inc. develops internet related software products and service including Software as a Service.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$200.00 USD

Perks*

$300 — If you invest $300, you will receive Coffee Mug with our logo.

$500 — If you invest $500, you will receive a Coffee Mug and a T-Shirt with our logo.

$1,000 — If you invest $1,000, you will receive a Coffee Mug, T-Shirt and a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager.

$5,000 — If you invest $5,000, you will receive a Coffee Mug, T-Shirt, a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager and a personal invitation to join us for lunch when you are in the area.

$10,000 — If you invest $10,000, you will receive a Coffee Mug, T-Shirt, a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager and a personal invitation to join us for Dinner when you are in the area.

Use of Proceeds - we will partially close the round as each $10,000 milestone is reached (aka a rolling close). Funds will be used to market our products as well as fees for this this raise, increase support staff and their respective salaries, enhance technology and secure office space.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Orange Marmalade, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Orange Marmalade, Inc. develops internet related software products and service including Software as a Service.

Orange Manager implements a patent pending design that not only simplifies the order shipment process, it also helps with Customer Service, inventory, warehousing and taxes to name just a few.

[Orange Mailer](#) enables the SOHO user to Skip The Post Office and rapidly price, purchase and label postage in addition to offering FedEx, UPS and DHL integrations, history and batch printing - all for less than the competition.

Customer Base

Global E-commerce retailers of all sizes, and US based Small Offices / Home Offices.

Competition

Stamps.com, ShipStation.com, ShippingEasy.com are our main competitors. Each of these focuses on a limited area of the market (stamps, shipping, etc) and are in fact all owned by Stamps.com since 2015.

Liabilities and Litigation

There are no known liabilities or litigation for the company.

The team

Officers and directors

William Gilligan	President, CTO, CO-CEO, Director
Michael Ferneman	Vice President, COO, CO-CEO, Director

William Gilligan
Bill is an experienced full-stack e-commerce developer. Bill has had lead roles in developing FedEx.com, Atari.com, Sun.com and numerous other sites from both large corporations to small "mom and pops". Bill is currently President, CTO, CO-CEO of Orange Marmalade working full-time for the company from July 2017 to present. Background: Bill was previously the co-founder, CTO and a director of Gilligan & Ferneman, llc. - an e-commerce retailer from April 2007 to December 2016. Bill was also CTO and Director of one-eighteen.com, llc - an e-commerce retailer from January 2017 thru December 2017.

Michael Ferneman
Mike is a Pay Per Click expert and Math Wiz. Mike has had lead roles in promoting and designing web user experiences for numerous sites. Mike has a unique ability to see user "patterns" develop. Bill is currently Vice President, COO, CO-CEO of Orange Marmalade working full-time for the company from July 2017 to present. Background: Mike was previously the co-founder, COO and a director of Gilligan & Ferneman, llc. - an e-commerce retailer from April 2007 to December 2016. Mike was also COO and Director of one-eighteen.com, llc - an e-commerce retailer from January 2017 thru December 2017.

Number of Employees: 2

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective** Our patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We have one patent pending (design). The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies and new designs. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is not likely that the Company's value will be materially and adversely impacted, however competitors would be able to replicate some of our uniqueness which would make it harder for the new user to differentiate between competitors.
- **This is a new company with limited resources. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We do not anticipate needing access to credit in order to support our working capital requirements as we grow. However, should this change, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit should we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to expand our support and marketing endeavors.** We estimate that we will require at least $500,000 to fully implement the desired projections. Should the growth and revenue targets not be met with this offering additional fund raising may be required. Should we need to raise additional

equity capital issuing more equity could require bringing on additional investors. If so, your investment could lose value as a result of this additional dilution. In addition, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to slow our sales activity. In that case the Company may perform below expectations, which could adversely impact the value of your investment.

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including hosting, postage, accounting, legal work, public relations, advertising, security and more. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner for our cloud hosting. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **There are several potential competitors that could be better funded and in a position to pivot to our market.** We will compete with larger, established providers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than this company. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Our company may fail to reach traction milestones.** Our growth projections are based on an assumption that we offer lower priced, simpler product and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We may face increased technological challenges.** As technology changes, the challenges we face to stay technically current may become more complex, resulting in hurdles that will need to be overcome thru hiring and expenditures. The inability to hire or provide for technology expenditures could adversely impact the value of your investment.

- **We may face increased government regulation.** Regulation changes in the areas of taxation, user data and security may create additional hurdles requiring additional personal to ensure compliance in all areas. Failure to quickly and transparently adapt to these regulations, or the expenditure of non-budgeted funds to accommodate these changes could adversely impact the value of your investment.

- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.** Because our product is based on a Software as a Service model, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For a period of time following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the e-commerce or Small Office / Home Office industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of our products categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. This would likely adversely impact the value of your investment.

- **Our current or future products could have a latent design flaw or security hole.** Although we have done extensive testing on our current products and intend to do similar testing on all future products, it is possible that there is a design flaw that will require us to re-evaluate the products that we have delivered. Security and design flaws can be expensive to address and may result in either government or civil actions. Failure to properly, quickly and transparently address any design or security issues may result in adverse public perception, a decrease in or loss of sales and potential liabilities. This would likely adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Ferneman, 50.0% ownership, Common Stock
- William Gilligan, 50.0% ownership, Common Stock

Classes of securities

- Common Stock: 3,000,000

  The Company has authorized the issuance of 4,000,000 shares of Common Stock at par value of $0.0001. As of this day, 3,000,000 shares of Common Stock have been issued.

  #### Voting Rights

  Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

  #### Dividend Rights

  Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Overview:

We are presently generating minimal revenues with the expectation that this will continue to increase over an extended period of time. We are presently acquiring approximately 12 new signups monthly and converting approximately 60% of these to ongoing users and approximately 50% of these to revenue generators. We expect to continue operating the business for the foreseeable future. The significant obstacles we face are the cost for cloud services. These are expected to increase in March 2019 due the expiration of Amazon Web Services credits.

We expect to see a large increase in users and revenue approximately 3-5 months after our initial raise, with a continuing ongoing growth curve.

Our public beta phase ended in June, 2018 for Orange Manager, and in July 2018 our second product - Orange Mailer - entered it's public beta phase.

Year ended December 31, 2017:

There were expenses and revenue of less than $1,000 during our startup phase and public beta testing of the product.

2018 Year To Date:

We are generating less than $150 in monthly recurring revenue while expenses continue to exceed income. Present expenses include software subscriptions, internet access and miscellaneous office supplies. There are no salary or other expenses at this time.

Financial Milestones

The company has built two SaaS products that are live and fully available to users.

Our present operational challenges include a lack of available cash to properly reach our target market areas to include e-commerce store owners (Orange Manager) and small offices requiring postage services (Orange Mailer).

In addressing these challenges we have sought out low cost / no cost opportunities such as user group postings, blog postings, twitter, etc.

The funding being sought in this raise will ensure we have adequate liquidity to reach our goal of acquiring 300 new subscribers each month at an average Cost Per User of <$100 in a 3-5 month period.

The challenge is to find the "sweet spot" of CPU and qualified traffic. We will address this challenge by strategically advertising on-line in known traffic generating locations to enable us to narrow our focus. As users are acquired, our marketing plan will be further refined.

The company presently has zero debt and it is expected to remain debt free for the foreseeable future. The company presently has no salary requirements however, this is expected to change within a 3 -5 month time frame. As traction is attained, salary requirements will grow to include C-Level, technical level and associated staff.

The company presently operates its cloud based server system utilizing Amazon Web Services credits. It is expected these credits will carry the requirements thru at least mid-February, 2019. At that time our challenge is to fully cover any associated cloud services costs. A portion of the funds raised will be used to ensure liquidity to meet this need.

Liquidity and Capital Resources

Since the inception of the company in July, 2017 the company has been 100% "bootstrapped". All expenses have been covered by the founders.

With the net proceeds of this offer the company expects to fund a marketing campaign and scale operations to meet the resultant needs (please see "use of funds" for greater detail). The company believes that the funds realized from this offering will be sufficient to fund operations thru the first quarter of 2019 (about 6 months), at which time it expects to reach initial profitability.

There are presently no additional available sources of capital.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$3,000,000.00

The stated valuation may change in the future due to a number of factors that may affect an early stage startup company. No guarantee of this valuation is made. Company officers regularly met with an Investment Marketing Firm over the course of three months (mid 2018) to establish a valuation. During this process the following factors were taken into account: - Management team has competitive, long-reaching, and well-established history in target market. - The 2017 Tech Crunch SaaS valuator (https://techcrunch.com/2017/09/29/building-a-series-a-saas-valuation-estimator-2017-edition/). - The target market is healthy and growing. - Products are live with reasonable revenue projections. - Other companies with similar strategies have had success, and have had a similar valuation at this point. - The company presently has minimal revenue making valuation more difficult. Based on the tools and factors, the consultant's opinion, and the company's opinion, the startup's pre-money valuation is $3,000,000.

USE OF PROCEEDS

We are seeking to raise $100,000 (target amount) in this offering through Regulation Crowdfunding. We believe the amount will last us 6 months and plan to use the net proceeds of approximately $94,000 over the course of that time as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production	$1,000	$10,000
Marketing	$6,000	$60,000
Working Capital	$2,400	$24,000
Total Use of Net Proceeds	$9,400	$94,000

Use of proceeds detail:

We will partially close the round as each $10,000 milestone is reached (aka a rolling close). Funds will be used to market our products as well as fees for this this raise, increase support staff and their respective salaries, enhance technology and secure office space

R&D & Production: As our marketing plan is implemented, it is expected that hardware and software requirements will change. This requires funds and research to ensure proper implementation to ensure for stability, security and responsiveness of the cloud based platform.

Marketing: As funds are released, our marketing plan begins with implementing a robust on-line marketing presence (ie., Bing and Google advertising) and targeted on-line ads (ie., capterra.com and related sites). As additional funds are released and traction develops this will be followed by targeted in-person marketing (ie., Dentists, medical groups, lawyers, etc). As each of these areas is tested, they will be re-evaluated and tweaked to ensure a Customer Acquisition cost of less than $100.

Working Capital: It is expected that as traction develops, the need for office space and equipment will increase

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at https://www.orangemarmaladeinc.com/investors in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Orange Marmalade, Inc.

[See attached]

I, William Gilligan, the President of Orange Marmalade, Inc., hereby certify that the financial statements of Orange Marmalade, Inc. and notes thereto for the periods ending December 31, 2017 and September 19, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $869.00 taxable income of $-153.00 and total tax of $0.00

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 20, 2018

______________ (Signature)

President (Title)

9/20/2018 (Date)

ORANGE MARMALADE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and Year To Date 2018

ORANGE MARMALADE, INC.

Index to Financial Statements
(unaudited)

ORANGE MARMALADE, INC.

BALANCE SHEETS
DECEMBER 31, 2017 AND Year To Date 2018
(unaudited)

Orange Marmalade, Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Spark Checking (closed)	57.09
Total Bank Accounts	**$57.09**
Total Current Assets	**$57.09**
TOTAL ASSETS	**$57.09**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	0.00
Owner's Investment - Bill	20.00
Owner's Investment - Mike	200.00
Total Owner's Investment	**220.00**
Retained Earnings	0.00
Net Income	-162.91
Total Equity	**$57.09**
TOTAL LIABILITIES AND EQUITY	**$57.09**

Orange Marmalade, Inc.

BALANCE SHEET

As of September 7, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Daily Checking	33.66
Postage Checking	12.36
Spark Checking (closed)	0.00
Spark Savings (closed)	0.00
Total Bank Accounts	**$46.02**
Total Current Assets	**$46.02**
TOTAL ASSETS	**$46.02**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	0.00
Owner's Investment - Bill	5,115.65
Owner's Investment - Mike	4,298.00
Total Owner's Investment	**9,413.65**
Retained Earnings	-162.91
Net Income	-9,204.72
Total Equity	**$46.02**
TOTAL LIABILITIES AND EQUITY	**$46.02**

ORANGE MARMALADE, INC.

STATEMENTS OF OPERATIONS
DECEMBER 31, 2017 AND Year To Date 2018
(unaudited)

Orange Marmalade, Inc.

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	976.10
Total Income	**$976.10**
Cost of Goods Sold	
Shipping	48.40
Total Cost of Goods Sold	**$48.40**
GROSS PROFIT	**$927.70**
Expenses	
Advertising & Marketing	575.89
Bank Charges & Fees	-0.27
Meals & Entertainment	0.27
Office Supplies & Software	208.34
Other Business Expenses	250.00
Utilities	56.38
Total Expenses	**$1,090.61**
NET INCOME	**$ -162.91**

Orange Marmalade, Inc.

PROFIT AND LOSS

January 1 - September 7, 2018

	TOTAL
Income	
Sales	1,587.87
Total Income	**$1,587.87**
Cost of Goods Sold	
Cost of Goods Sold	709.94
Shipping	1.00
Total Cost of Goods Sold	**$710.94**
GROSS PROFIT	**$876.93**
Expenses	
Advertising & Marketing	213.08
Bank Charges & Fees	242.00
Interest Paid	-0.51
Legal & Professional Services	1,325.00
Office Supplies & Software	155.30
Other Business Expenses	99.95
Rent & Lease	7,042.07
Repairs & Maintenance	147.98
Travel	10.23
Utilities	846.55
Total Expenses	**$10,081.65**
NET INCOME	**$ -9,204.72**

ORANGE MARMALADE, INC.

**STATEMENTS OF STOCKHOLDERS'
EQUITY DECEMBER 31, 2017 AND Year To
Date 2018** (unaudited)

| | Common stock | | Additional |
	Shares	Amount	Paid-in Capital
Inception	-	$ -	$ -
Issuance of founders stock	3,000,000	300	-
Net income (loss)	-	-	-
December 31, 2017	3,000,000	$ 300	$ -
Net income (loss)	-	-	-
September 7, 2018	3,000,000	$ 300	$ -

ORANGE MARMALADE, INC.

STATEMENTS OF CASH FLOWS
DECEMBER 31, 2017 AND Year To Date 2018
(unaudited)

Orange Marmalade, Inc.

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-162.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -162.91**
FINANCING ACTIVITIES	
Owner's Investment:Owner's Investment - Bill	20.00
Owner's Investment:Owner's Investment - Mike	200.00
Net cash provided by financing activities	**$220.00**
NET CASH INCREASE FOR PERIOD	**$57.09**
CASH AT END OF PERIOD	**$57.09**

Orange Marmalade, Inc.

STATEMENT OF CASH FLOWS

January 1 - September 7, 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-9,204.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -9,204.72**
FINANCING ACTIVITIES	
Owner's Investment:Owner's Investment - Bill	5,095.65
Owner's Investment:Owner's Investment - Mike	4,098.00
Net cash provided by financing activities	**$9,193.65**
NET CASH INCREASE FOR PERIOD	**$ -11.07**
Cash at beginning of period	57.09
CASH AT END OF PERIOD	**$46.02**

NOTE 1 – NATURE OF OPERATIONS

Orange Marmalade, Inc. was formed on July 7, 2017 ("Inception") in the State of Nevada.   The financial statements of Orange Marmalade, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Port Orange, Fl

Orange Marmalade, Inc. develops, creates and produces Software as a Service (SaaS) products directed towards the e-commerce and small office markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of DECEMBER 31, 2017 **AND** Year To Date **201**8. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscribers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to

refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company presently carries no outside debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 4,000,000 shares of our common stock with par value of $0.00010. As of September 20, 2018 the company has currently issued 3,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions to report

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 1, 2018 through September 20, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Orange Marmalade is pending **StartEngine Approval.**


0
Investors
$0.00
Raised of $10K - $100K goal
Orange Marmalade
SaaS B2B Shipping and Mailing Software
Small OPO
Port Orange, FL
Data/Analytics
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

42 Million Sellers...

Need what Orange Marmalade offers!

The saying "Been there, done that" just scratches the surface of what this company is all about.

Orange Marmalade, Inc. was started by two entrepreneurs whose previous e-commerce company made the Inc. 500 list (#427 in 2012) in under 5 years.

From that experience - growing from the backyard shed to a 12,000 sft warehouse - came **Orange Manager**. A Software as a Service E-Commerce Shipping system with built-in business management. Orange Manager is designed to be simple, in-expensive and able to grow with the user.

And, similar to how the previous company added product lines, so too did the new one. Based on user feedback, **Orange Mailer** was launched to meet the needs of the Small Office and Home Office user (some 1.5 million of them). Orange Mailer is a simplified, SaaS postage provider with an option for no monthly fees.

The numbers add up*... 42 Million on-line sellers, 20 Million on-line stores. 2 Million Amazon sellers... 20+ million eBay sellers.. 1.5 Million Small PC Postage users (growing 11% a year) and some 20 Million Small Offices / Home Offices full of folks that hate going to the post office.

Orange Marmalade, Inc is seeking investors to help us grow to the next level. Our goal is to make life easier for thousands of e-commerce sellers and SOHO companies in the next 6 months.






PRIORITY MAIL

Orange Marmalade, Inc - "Making technology taste better."

*Source *Source *Source *Source *Source *Source

The Offering

Investment

$1.00 / share of Common Stock with a $200 minimum | When you invest you are betting the company's future value will exceed $3.0M.

Perks*

$300 — If you invest $300, you will receive Coffee Mug with our logo.

$500 — If you invest $500, you will receive a Coffee Mug and a T-Shirt with our logo.

$1,000 — If you invest $1,000, you will receive a Coffee Mug, T-Shirt and a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager.

$5,000 — If you invest $5,000, you will receive a Coffee Mug, T-Shirt, a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager and a personal invitation to join us for lunch when you are in the area.

$10,000 — If you invest $10,000, you will receive a Coffee Mug, T-Shirt, a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager and a personal invitation to join us for Dinner when you are in the area.

Use of Proceeds - we will partially close the round as each $10,000 milestone is reached (aka a rolling close). Funds will be used to market our products as well as fees for this this raise, increase support staff and their respective salaries, enhance technology and secure office space.

*All perks occur after the offering is completed.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

Our SaaS products Orange Manager and Orange Mailer are currently live and available for public use.

Simplified Shipping, Simplified Postage = Simplified Life.

We believe the single best way to experiencing a satisfied life and financial freedom is to not get paid by the hour.

To help others reach their goal of ditching the 9-5 lifestyle, we created two products that enable the business owner to take a pain point and make it more bearable.

Whether you sell products online, or send mailings from a small or home based office, Orange Marmalade has your back.

We all know that in business, certain things have to be done - just like we all know we are supposed to eat more fruit. Orange Marmalade, Inc. helps this process by taking the technology fruit and making it taste (and work) better, which gives you the user more free time.





Previous startup
427th fastest growing company in the USA in 2012
Inc. 500
2012
2013
Inc. 5000
2014
A combined 35 years E-Commerce, SOHO experience
FedEx
ATARI
Sun
WebMD

We don't just say we know e-business, we live e-business:

- Previous startup - 427th fastest growing company in the USA (2012).
- 35 years e-commerce experience.
- Patent Pending Design.
- Generating revenue on all platforms.
- Technical co-founder with Marketing co-founder. Co-CEO's
- Revenue share agreement with goShippo.
- Partnership agreement with Easy Post.

We are not your standard startup... The others may have ideas, but we have the keys to long term success - experience, knowledge, wisdom

---

Our Products





Our products stand out from the crowd. We are not just another lightbulb. We aren't just brighter than all the rest, we last longer and we are easier to use.

Orange Manager implements a patent pending design that not only simplifies the order shipment process, it also helps with **Customer Service, inventory, warehousing and taxes** to name just a few.



Orange Mailer enables the SOHO user to **Skip The Post Office and rapidly price, purchase and label postage** in addition to offering FedEx, UPS and DHL integrations, history and batch printing - all for less than the competition.



What Is Our Secret Sauce?

- SaaS based - use from practically anywhere on practically anything.
- Competitively priced with multiple revenue streams.
- Simple interface for quick and easy use.
- Designed by E-commerce / SOHO users for E-commerce / SOHO users.
- Free telephone support for any level subscription.
- Saves money on postage.
- Designed to grow with the company.

Orange Manager and Orange Mailer can't be compared to their competitors.... *thats like comparing apples to oranges.*

Our Story

"We take existing technology and make it taste better."
Mike and Bill

Way back in 2007 the founders of Orange Marmalade, Inc. sat down at a small table and hashed out the details of their new company - Gilligan & Ferneman, LLC.

Mike and Bill decided that it was time to join forces, and they launched their first retail website. Their shipping department consisted of Bill's son packing orders once a week or so while using the backyard shed as the "warehouse". The main office was the covered porch.

As time progressed they slowly saw orders increase and from listening to their customers, they stepped out with a second site with a slightly different focus. Then again - about a year later, another site with different products. During this time, they saw orders increase and had to move from the shed to the garage. And then from there to an actual office, to a bigger office then to a 5,000 s/ft warehouse and finally to 12,000 s/ft in Kissimmee, FL.

By 2012 they were ranked the 427th fastest growing company in the country. In both 2013 and 2014 they were again listed in the top 5000 by Inc. Magazine.

During their time of growth, Bill and Mike had one continuing frustration -



In December of 2016 Bill and Mike moved on from this company and began seeking a new direction. And thats when it hit them - maybe others need help as well.

In February of 2017 they reached out to a trusted advisor and he confirmed that yes - indeed, the numbers would indicate a market. During the drive back from San Diego to Florida, they developed the plan that would become "Orange Manager".

In January of 2018, Mike and Bill were invited to an interview for attendance at Boomtown Accelerator. It was during this interview that one of the founders stated "You guys are like the Ben and Jerry of E-Commerce."

Even though they did not get accepted, that comment stuck. Like Ben &

managing orders. It seemed that every month they were trying some new software, or some new system to try to make shipping simpler and faster, customer support easier, and dealing with multiple logins for everything from taxes to accounting.

Bill - a Full Stack Web Developer (meaning he can code and figure out servers and more) eventually took on a personal goal - making something that might help.

Even though they did not get accepted, that comment stuck. Like Ben & Jerry of ice cream fame, Bill and Mike take something we all want (technology) and making it taste better by simplifying the whole process.

Orange Marmalade, Inc. is committed to growing and evolving based on customer feedback. Orange Manager will continue to strive to make shipping simpler and E-Commerce easier. Orange Mailer will work to be the de-facto standard in Postage Providers to the SOHO market.



42 Million E-Sellers

There are an estimated 42 million sellers online as of September 2018. That includes 20+ million on eBay, 2 Million on Amazon and 350 Thousand on Shopify to name just a few



20 Million E-Stores

48% of all online shopping starts at Amazon. 52% does not. Orange Manager not only works with Amazon, but also 17 other shopping carts, 3 other postage processors as well as many other backend business management tools.



11% Postage Growth

It is estimated that the SOHO PC Postage Marketplace is growing 11% year over year. Orange Mailer is uniquely positioned to tap into this market and become a leader in the field. SaaS based, competitively priced and simple to use. Orange Mailer is the next generation Postage tool.



The Sauce

Aside from the simple interface, the cloud backend and the low user price.... the team behind Orange Marmalade knows how to make the tools the E-Commerce and SOHO markets need.
With first hand experience building a business.. from order taking, to tax payments to customer service and more. Bill & Mike know what needs to be done, and how to make it easier to do.

Our Market and Industry (Orange Manager)



Amazon Sellers Survey 2016: The Results
Annual sales: all participants and private label sellers
More than $10M 2%
$1M - $10M 13%
All
Less than $100K 49%
$100K - $1M 36%
$1M - $10M 8%
More than $10M 1%
PL
$100K - $1M 37%
Up to $100K 54%
webretailer.com/amz16
Feedvisor
Web Retailer

"**What about Amazon?"** is a question we are often asked.

The answer - *we compliment and help Amazon sellers.*

- Amazon states they have 2 million sellers.
- 51% of those generate over $100,000 in yearly sales.
- 76% of all sellers have more than one sales channel
- We support sellers that are Amazon only.

Amazon Sellers Survey 2016: The Results
Number of additional sales channels: all participants and $1M+ sellers
More than 3 7%
Three 8%
None 24%
Two 18%
All
One 43%
More than 3 21%
None 14%
Three 14%
$1M+
One 29%
Two 22%
webretailer.com/amz16
Feedvisor
Web Retailer

Translation:

- 51% of Amazon sellers generate enough revenue to use our top tier subscription.
- All Amazon sellers can use our system (including our free tier).
- 76% of Amazon sellers experience the pain point of multiple sites, multiple logins.
- We believe Amazon does not presently support unrelated sales channels such as Shopify, Weebly, eBay, ETSY, etc.

Our Market and Industry (Orange Mailer)



What is PC Postage?

According to Mailing Systems Technology:
"This segment is defined as being able to generate letters or packages through your computer without needing a postage meter. For letters and flats, you would print the postage either onto sheets of stamps (ordered through the vendor) directly onto the envelope or with a connected label printer. With packages, the detail is printed on a 4X6 inch label that includes the destination address, return address, and tracking barcode."

How big is the market?

"Based on a Freedom of Information Act request to the USPS, as of September 2015, there were 1,552,317 PC Postage users in the US, with an average annual growth rate of 11% (based on a five-year average). "



How big is the Small Office / Home Office market?
When thinking of the SOHO market, think 1-10 employees. Then think - how many of them are there?

Consultants, lawyers, funeral homes. Restaurants, hardware stores, corner grocer. Accountants, bookkeepers, insurance sales. The list - in reality - is huge. And we believe so is the market.

How many of these go to the post office? How many would use a tool to not have to do that any more?

The Founders



William Gilligan - President, CTO, CO-CEO, Director
(July 7, 2017 - present)
Bill is a full-stack e-commerce developer. Bill has had lead roles in developing FedEx.com, Atari.com, Sun.com and numerous other sites from both large corporations to small "mom and pops".

Background: Bill was previously the co-founder, CTO and a director of Gilligan & Ferneman, llc. - an e-commerce retailer.
 (April 7, 2007 - December 31, 2016)
Bill was also CTO and Director of one-eighteen.com, llc - an e-commerce retailer from January 1, 2017 thru December 31, 2017
=============================



Mike Ferneman - Vice President and COO
Mike is a Pay Per Click expert and Math Wiz. Mike has had lead roles in promoting and designing web user experiences for numerous sites. Mike has a unique ability to see user "patterns" develop.

Background: Mike was previously the co-founder, COO and a director of Gilligan & Ferneman, llc. - an e-commerce retailer.
 (April 7, 2007 - December 31, 2016)
Mike was also CTO and Director of one-eighteen.com, llc - an e-commerce retailer from January 1, 2017 thru December 31, 2017



The Advisors:

Cale Reeder - *Creator of FedEx.com, President Delutti, Inc.*
Rick Wilson - *President and CEO, MIVA Inc.*




Invest in Orange Marmalade, Inc.

Here at Orange Marmalade we aren't sitting still. Everyday we ponder and discuss and brainstorm - and get to work on making technology easier to use. Our focus is on the small business owner.

You have seen the numbers: **42 MILLION e-commerce sellers, 20 MILLION e-commerce stores, 20+ Million Small Office / Home Offices,**



1.5 MILLION PC Postage users (See sources above). The math does not lie - the market is there, and it is thriving.

You have seen the drive: **2 live products, free customer support, partnership agreements and more.**

You have seen the desire: **ease the pain points of shipping and mailing.**

Invest with us and **see the reward.**





The idea takes root

During the drive from California to Florida, the idea and basic structure developed.

March 2017



Orange Manager Beta

Orange Manager begins accepting users for it's public Beta.

May 2017



The Company Launches

A Nevada C corp established

July 2017



First Paying Customer

UK based company signs on. We are officially international!

January 2018





Reseller Agreement Signed

We figured out a way to make money on something we give away!

January 2018



EasyPost Partnership Signed

EasyPost comes alongside and works with us to launch our next product.

June 2018



Orange Mailer Launches

We enter the PC Postage marketplace.

July 2018

Start Our Engines!

Now you can join with us!

October 2018

Meet Our Team







William Gilligan
President, CTO, CO-CEO, Director

Bill is an experienced full-stack e-commerce developer. Bill has had lead roles in developing FedEx.com, Atari.com, Sun.com and numerous other sites from both large corporations to small "mom and pops". Bill is currently President, CTO, CO-CEO of Orange Marmalade working full-time for the company from July 2017 to present. Background: Bill was previously the co-founder, CTO and a director of Gilligan & Ferneman, llc. - an e-commerce retailer from April 2007 to December 2016. Bill was also CTO and Director of one-eighteen.com, llc - an e-commerce retailer from January 2017 thru December 2017.



Michael Ferneman
Vice President, COO, CO-CEO, Director

Mike is a Pay Per Click expert and Math Wiz. Mike has had lead roles in promoting and designing web user experiences for numerous sites. Mike has a unique ability to see user "patterns" develop. Bill is currently Vice President, COO, CO-CEO of Orange Marmalade working full-time for the company from July 2017 to present. Background: Mike was previously the co-founder, COO and a director of Gilligan & Ferneman, llc. - an e-commerce retailer from April 2007 to December 2016. Mike was also COO and Director of one-eighteen.com, llc - an e-commerce retailer from January 2017 thru December 2017.





Cale Reeder
President - Delutti, Inc.

Creator of FedEx.com Cale is presently the founder and president of an E-Commerce retailer specializing in winer weather gear.





Rick Wilson
CEO - Miva, Inc.

Rick is presently the CEO of Miva, Inc - an e-commerce shopping cart provider supporting in excess of 10,000 users.



Offering Summary

Maximum 100,000 shares of Common Stock ($100,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock ($10,000)

Company	Orange Marmalade, Inc.
Corporate Address	3780 S. Clyde Morris Blvd. #1308, Port Orange FL 32129
Description of Business	Orange Marmalade, Inc. develops internet related software products and service including Software as a Service.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$200.00 USD

Perks*

$300 — If you invest $300, you will receive Coffee Mug with our logo.

$500 — If you invest $500, you will receive a Coffee Mug and a T-Shirt with our logo.

$1,000 — If you invest $1,000, you will receive a Coffee Mug, T-Shirt and a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager.

$5,000 — If you invest $5,000, you will receive a Coffee Mug, T-Shirt, a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager and a personal invitation to join us for lunch when you are in the area.

$10,000 — If you invest $10,000, you will receive a Coffee Mug, T-Shirt, a One Year Top Tier subscription to your choice of either Orange Mailer or Orange Manager and a personal invitation to join us for Dinner when you are in the area.

Use of Proceeds - we will partially close the round as each $10,000 milestone is reached (aka a rolling close). Funds will be used to market our products as well as fees for this this raise, increase support staff and their respective salaries, enhance technology and secure office space.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Orange Marmalade, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


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VIDEO TRANSCRIPT (Exhibit D)

You spent hours getting here. You gave up the hustle and bustle in the hope of fulfilling your dream. The dream of spending time with those you love. Before time gets away. Orange Manager can help you fulfill those dreams. 14 shopping cart Integrations and growing. 4 shipping options totaling over 150 different shippers. 3 marketing integrations and more on the way. Handle refunds thru 4 processors and more coming. Integrated Tax Reporting. Built in customer support. Mare than shipping simplified. It's e-commerce made easier. Do you Happy Dance. Live your Dream Orange Manager. www.orangemarmaladeinc.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.